Exhibit 99.1

July 14, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) –Immediate Report Regarding Final Results of Rights Offering of Fully-Consolidated Subsidiary Citycon Oyj (“CTY”) and the Company’s Entry into Agreements to Sell Assets of ProMed Properties Inc.

Further to Exhibit 99.1 to the Current Report on Form 6-K that was originally furnished by the Company to the Securities and Exchange Commission (the “SEC”) on July 8, 2015, regarding the Company’s participation in CTY’s rights offering in order for the latter to finance its acquisition of Sektor Gruppen AS, the Company is pleased to report the following:

On July 13, 2015, CTY announced the final results of the rights offering, pursuant to which 296,664,209 new shares were offered and subscribed for (including the full pro rata participation of the Company), for a total net consideration of approximately Euro 604 million.

Following the rights offering, pursuant to which the Company acquired 127,068,487 CTY shares for aggregate consideration of approximately Euro 260.5 million, the Company now holds 381,205,460 CTY shares, which comprises approximately 42.83% of the issued and outstanding share capital and voting rights of CTY.

In addition, the Company is pleased to report that ProMed Properties Inc., a wholly-owned subsidiary of the Company which owns and operates medical office buildings, signed agreements with third parties to sell two medical office buildings for a total aggregate sales price of approximately U.S.$ 164 million. Completion of both transactions remains subject to standard closing conditions. The aforementioned sales will not have a material impact on the financial statements of the Company. Upon completion of the transactions, ProMed Properties Inc. will no longer hold additional assets.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of

1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.